 **PARNASSUS INVESTMENTS**®

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THE PARNASSUS LINK | August 2021

CEO PERSPECTIVES



News About Parnassus

In this piece, CEO Ben Allen discusses enhancements to our ESG process and the AMG partnership.

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Benjamin Allen
CEO, Portfolio Manager

Listen to Our PMs Discuss 2Q21 Performance

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LATEST PRINCIPLES & PERFORMANCE

Finding Good Value in Challenging Markets

As the reopen trade and pandemic-driven government supports fade, investors may find it difficult to identify good choices at attractive valuations.

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ESG

ESG Update on Parnassus's Racial Equity Initiatives

Parnassus is pleased with the results of our racial equity initiatives so far and will continue to focus on areas where we have the most leverage to help make tangible progress on racial justice.

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Looking to Reallocate? Explore Our Funds

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Fund Shareholders

Please vote for new investment advisory agreement and for the Board of Trustees, to finalize the Parnassus/AMG partnership.

To vote, mail your proxy cards, vote online using the information you were sent, or call 1-888-541-9895.

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Fund Performance | **Dividends & Distributions** | **Fund Commentaries** | **Fund Fact Sheets** | **Contact Us**



Principles *and* Performance® Since 1984

Parnassus Investments is a pioneer in responsible investments. We search for high-quality businesses with increasingly relevant products or services, sustainable competitive advantages and quality management teams for our high conviction portfolios. Every investment must meet rigorous fundamental and environmental, social and governance (ESG) criteria.

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Before investing, an investor should carefully consider the investment objectives, risks, charges and expenses of a fund and should carefully read the <u>prospectus</u> or summary prospectus, which contains this and other information about the fund and can be found in the <u>Forms and Documents</u> section of our website. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original principal cost, and you could lose money.

Risks: Investing involves risks, including the possible loss of principal. There are no assurances the Fund's investment objectives and ESG strategies will be successful.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE GUIDELINES The Fund evaluates financially material ESG factors as part of the investment decision-making process, considering a range of impacts they may have on future revenues, expenses, assets, liabilities and overall risk. The Fund also utilizes active ownership to encourage more sustainable business policies and practices and greater ESG transparency. Active ownership strategies include proxy voting, dialogue with company management and sponsorship of shareholder resolutions, and public policy advocacy. There is no guarantee that the ESG strategy will be successful.

The Parnassus Funds are distributed by Parnassus Funds Distributor, LLC.